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                          June 21, 2022

       Mike Barajas
       Chief Financial Officer
       Via Renewables, Inc.
       12140 Wickchester Ln
       Suite 100
       Houston, Texas 77079

                                                        Re: Via Renewables,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 3, 2022
                                                            Form 8-K Filed May
5, 2022
                                                            File No. 001-36559

       Dear Mr. Barajas:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Non-GAAP Performance Measures, page 48

   1. We note you present Retail Gross Margin as a non-GAAP measure and that you reconcile this measure to
operating income at page 51. We also note similar presentation in your
                                                        Form 10-Q for the
quarter ended March 31, 2022 and Form 8-K filed May 5,
                                                        2022. Please revise to
reconcile your non-GAAP measure to the most directly
                                                        comparable GAAP
measure, fully loaded GAAP gross profit or tell us why you believe operating income is the
most directly comparable GAAP measure. Refer to Item
                                                        10(e)(1)(i)(B) of
Regulation S-K.
 Mike Barajas
FirstName  LastNameMike Barajas
Via Renewables, Inc.
Comapany
June       NameVia Renewables, Inc.
     21, 2022
June 21,
Page 2 2022 Page 2
FirstName LastName
8-K Filed May 5, 2022

Exhibit 99.1, page 1

2. We note you present non-GAAP financial measure Retail Gross Margin on the top of the
         Key Highlights without the presentation of the most directly comparable GAAP financial measure, fully loaded GAAP gross profit. In addition, you present non-GAAP measure
         Adjusted EBITDA, preceding the comparable GAAP measure net income. Please revise to reconcile your non-GAAP measure Retail Gross Margin to the most directly comparable
         GAAP measure, fully loaded GAAP gross profit and revise your disclosures to present, with equal or greater prominence, the most directly comparable GAAP financial measures preceding the non-GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and question 102.10 of the Compliance & Disclosure Interpretations regarding Non-
         GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at 202-551-3394 or Raj Rajan at 202-551-3388 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Clinton H. Smith